Chimera Investment Corporation
1211 Avenue of the Americas, Suite 2902
New York, NY 10036

November 30, 2012

VIA EDGAR

Ms. Cicely LaMothe
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Chimera Investment Corporation
Form 10-Q for the quarterly period ended September 30, 2011
Filed November 18, 2011
File No. 1-33796

Dear Ms. LaMothe:

On behalf of Chimera Investment Corporation (“we” or the “Company”), set forth below is our response to Comment No. 1 of the staff of the Division of Corporation Finance of the Securities and Exchange Commission, received by letter dated February 27, 2012 with respect to the Company’s Form 10-Q for the quarterly period ended September 30, 2011.

Form 10-Q for the quarterly period ended September 30, 2011

Note 2 – Summary of the Significant Accounting Policies, page 6

Immaterial Restatements, page 6

1.
We note that your upcoming Form 10-K for the year ended December 31, 2011 will include restated financial statements. Please ensure that each column is labeled as ‘restated’ and that you have included all disclosures required by ASC 250-10-50. Please also ensure that the report from your independent accountant references the restatements.

Response

On August 7, 2012, we filed a Current Report on Form 8-K reporting Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review (the “4.02 8-K”).  On August 1, 2012, the Audit Committee of the Board of Directors of the Company (the “Audit Committee”) concluded, after discussions with management and Deloitte & Touche, LLP (“Deloitte”), our independent registered public accounting firm since our inception and up to and including for the fiscal year ended December 31, 2011, that each of our previously issued (i) annual consolidated financial statements included in our Annual Reports on Form 10-K for the years ended December 31, 2010, 2009 and 2008 and (ii) interim consolidated financial statements included in our Quarterly Reports on Form 10-Q for the quarter ended September 30, 2008 and for all subsequent quarters through the quarter ended September 30, 2011 need to be restated (the “Restatement”).  In this letter, the annual and interim periods included in the Restatement are collectively referred to as the “Restatement Period.”

Our upcoming Form 10-K for the year ended December 31, 2011 (the “2011 Form 10-K”) will include restated financial statements for the Restatement Period.  We will ensure that the 2011 Form 10-K will label each column related to the Restatement Period as “restated.”   We will also include in the 2011 Form 10-K all disclosures required by ASC 250-10-50.  We will also ensure that the report from Deloitte, our independent registered public accounting firm since our inception and up to and including for the fiscal year ended December 31, 2011, references the Restatement.

*           *           *

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings: and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please send any additional concerns or questions regarding your letter dated February 27, 2012 to my attention at adenahan@annaly.com or feel free to call me at 212-696-0100.

Very truly yours,

/s/ A. Alexandra Denahan

A. Alexandra Denahan
Chief Financial Officer

cc:	R. Nicholas Singh, Esq.
Fixed Income Discount Advisory Company